January 6, 2025

Ruilin Xu
Chief Executive Officer
Top KingWin Ltd.
Room 1304, Building No. 25, Tian   an Headquarters Center, No. 555
North Panyu Avenue, Donghuan Street
Panyu District, Guangzhou, Guangdong Province, China, 511400

       Re: Top KingWin Ltd.
           Amendment No. 1 to Registration Statement on Form F-3
           Filed December 16, 2024
           File No. 333-283030
Dear Ruilin Xu:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2024 letter.

Amendment No. 1 to Registration Statement on Form F-3
Cover Page

1. We note your revised disclosure in response to prior comment 3 and reissue it in part.
       In this regard, we note that "Top KingWin Ltd (   Top KingWin,    the
          Company,       we,    or    us   ) is a holding company incorporated
under the laws of
       Cayman Islands." However, we also note that pages ii and iii indicate that references
       to "   we,       us,       our company,       our,    the    Company
and    Top KingWin    refer to
       Top KingWin Ltd, a Cayman Islands company, and its subsidiaries
(emphasis
       added)." Please revise the prospectus to consistently disclose how you will refer to the holding company and subsidiaries.
 January 6, 2025
Page 2

2. We note your response to prior comment 6 and reissue it. Please amend your disclosure here and in the summary of risk factors section to clearly state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions in the summary of risk factors and risk factors sections.
3. We note your revised disclosure in response to prior comment 7 and reissue it in part. In this regard, we note your representations that you "may encounter difficulties in our ability to transfer cash within our organization in the future" and that "the relevant laws and regulations in China do not impose limitations on the amount of funds that we can transfer out of China." Please revise your disclosure here and elsewhere as appropriate to more clearly discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors. Permissions and Approvals from the PRC Authorities, page 3

4. We note your disclosure that "[a]s of the date of this prospectus, we and our PRC operating entities have received from PRC authorities all requisite licenses, including business licenses, permissions, and approvals needed to engage in the businesses currently conducted in the PRC, and no such permission or approval has been denied."
       Please revise to explain how you arrived at this conclusion and the basis for your conclusion.
Prospectus Summary
Business Overview, page 5

5. We note your response to comment 10 and reissue it. Please revise this section to clearly disclose that the company uses a structure that involves subsidiaries in Hong
       Kong and China and what that entails. Describe how this type of corporate structure may affect investors and the value of their investment, including how and why it may be less effective than direct ownership. Additionally, please identify the entity
       (including the domicile) in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Lastly, please revise the diagram of the company's organizational structure on page 2 to identify the shareholders who are affiliates and their percentage shareholdings in Top KingWin
       Ltd, as well as the aggregate holdings of the non-affiliated shareholders.
Summary of Risk Factors
Risks Related to Doing Business in China, page 6

6. We note your revised disclosure in response to prior comment 11 and reissue it in part. Please revise to clearly identify the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
 January 6, 2025
Page 3

       Lastly, please ensure that each summary risk factor related to your operations in China is accompanied by a cross-reference (title and page) to the relevant individual detailed risk factor.
General

7. We note your disclosure here and throughout the prospectus that you have been
       "advised by [y]our PRC counsel" regarding various regulatory permissions and approvals. Please clarify whether relying on counsel's "advice" is the same as relying on counsel's "opinion." If so, please revise in all applicable areas to specifically state that the company has relied on the opinion of counsel.
       Please contact Rucha Pandit at 202-551-6022 or Dietrich King at 202-551-8071 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Joan Wu